[Letterhead of Delcath Systems, Inc.]

April 26, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Jones

Re:	Delcath Systems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 11, 2017

File No. 001-16133

Dear Mr. Jones:

On behalf of Delcath Systems, Inc. (“we” or the “Company”), we are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) which were conveyed during a conversation between yourself and our outside counsel, Morgan Lewis & Bockius LLP, on April 20, 2017 (the “SEC Comments”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”).

We propose to file an amended Preliminary Proxy Statement on Schedule 14A to address the Staff’s comment below. The Company proposes to revise “Proposal 5 – Reverse Stock Split” in the Preliminary Proxy Statement as indicated in the attached redline in order to address the Staff’s comment.

The Staff’s Comment is set forth below in bold text.

Disclose the changes affecting your common stock through prior reverse stock splits, increases in your authorized shares and any dilutive share issuances during the past year.

Disclose whether your July 2016 reverse stock split and increase in authorized shares achieved your intended objectives.

Please also ensure that your stockholders are adequately informed, if known, of the likelihood of future dilutive transactions; for example, under your outstanding convertible notes and Series C Warrants that have conversion prices at a discount to market.

Thank you for your review of our submission. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (212) 489-2100, Steven Navarro of Morgan Lewis & Bockius LLP at (212) 309-6147, or Jeffrey Letalien of Morgan Lewis & Bockius LLP at (212) 309-6763.

Sincerely,

Delcath Systems, Inc.

/s/ Barbra Keck

Barbra Keck

Chief Financial Officer

cc:	Dr. Jennifer K. Simpson, Delcath Systems, Inc.

Steven Navarro, Morgan Lewis & Bockius LLP